[iParty Letterhead]

June 2, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention William H. Thompson

Re:	iParty Corp. (the “Company”)
Form 10-K for Fiscal Year Ended December 29, 2007, filed March 13, 2008
Form 10-Q for Fiscal Quarter Ended March 29, 2008, filed May 9, 2008
File No. 1-15611

Dear Mr. Thompson:

We have received the letter dated May 27, 2008 (the “Comment Letter”) from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to its review of the above-referenced Forms 10-K and 10-Q.  For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold.  Our responses follow the Staff’s numbered comments.

Form 10-K for Fiscal Year Ended December 29, 2007

Cover Page

1	Our records show your file number as 1-15611 rather than 0-25507 that appears on the cover page. Please revise future filings to include the correct file number.

Response:                                Please see our response to Staff Comment No. 2 below.

Form 10-Q for Fiscal Quarter Ended March 29, 2008

2	Please address the comment above in future interim filings as well.

Response:                                We have included file No. 1-15611 on the cover page of our Amendment No. 1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 and will do so in future filings.

Exhibits 31.1 and 31.2

3
You omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.  Please file an amendment to include a certification that complies with Item 601(b)(31)(i) of Regulation S-K.  The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

We have conformed the language within the certificates required under Section 302 of the Sarbanes Oxley Act to the language of Item 601(b)(31)(i) of Regulation S-K in our Amendment No. 1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 and will do so in future filings.

In connection with our response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding these responses, please contact David Robertson at (781)-355-3770.

Sincerely

/s/ DAVID ROBERTSON
David Robertson
Chief Financial Officer